CGB Green Liberty Notes, LLC

Regulation Crowdfunding Form C-AR
Annual Report



Table of Contents

Name of Company [1]

CGB Green Liberty Notes, LLC ("the Company," "the Issuer")

Address: 75 Charter Oak Avenue, Suite 1-103, Hartford, CT 06106, United States

Website: invest.ctgreenbank.com

Number of Employees: The Company currently has no full-time employees. The Member currently has no employees. The Parent has 56.25 employees.

State of Jurisdiction: Connecticut

Date of Inception: organized on October 15th, 2021

The Company is wholly owned and managed by the Member, a subsidiary of the Parent.

Attestations Regarding Eligibility [2,3]

The Company has certified that all of the following statements are TRUE, in all material respects, for the Company in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

3. Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4. Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

7. Is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company also attests that it will take appropriate steps to complete the following, either with internal resources or through a third-party capital table management and/or accounting partner:

1. Monitor the issuance of the securities the issuer offers and sells through the intermediary's platform,
2. Maintain a master security holder list reflecting the owners of those securities,
3. Maintain a transfer journal or other such log recording any transfer of ownership,
4. Effect the exchange or conversion of any applicable securities,
5. Maintain a control book demonstrating the historical registration of those securities, and
6. Countersign or legend any physical certificates of those securities, if the securities are certificated.
7. Provide all required tax documents to investors

_____

[Signature]

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by a duly authorized undersigned.

Directors [4]

[Provide the following for each director: full name, dates of board service at the Company, principal occupation and prior three years of business experience]

The Company has no Directors. The Company is wholly owned and managed by CEFIA Holdings, LLC, the Member, which is a wholly owned and managed subsidiary of the Connecticut Green Bank, the Parent.

Officers [5]

[Provide the following for each officer: full name, current job title, dates held and prior three years of business experience, including any other positions with the Company]

The term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. If any director listed above is also an officer, include again.

The Company has no officers. The Company is wholly owned and managed by CEFIA Holdings, LLC, the Member, which is a wholly owned and managed subsidiary of the Connecticut Green Bank, the Parent. Below are the officers of the Parent:

Full Name	Current Position and title	Dates of Service	Principal Occupation	Other Employer

Bryan Garcia	President and CEO, Connecticut Green Bank	At Parent: June 2011 - Present	President and CEO	N/A

Other Position 1 at Issuer	Period of time
"Duly Authorized"	15-October, 2021 - Present

Other Business Experience in the Past Three Years			
Employer	**Title**	**Principal Business of the Employer**	**Dates**
N/A			

Bryan Garcia is the president and CEO of the Connecticut Green Bank, the nation's first state-level green bank. Before joining the Green Bank, Garcia was program director for the Yale Center for Business and the Environment. At Yale, Garcia led efforts to develop a leading global program responsible for preparing environmental leaders for business and society. He holds a B.S. degree in political economy of natural resources from U.C. Berkeley, M.P.A. in public and non-profit administration and an M.B.A. in finance from New York University, and an M.E.M. degree from Yale University.

Full Name	**Current Position and title**	**Dates of Service**	**Principal Occupation**	**Other Employer**
Brian Farnen	General Counsel and Chief Legal Officer, Connecticut Green Bank	At Parent: December 2011 - Present	General Counsel and Chief Legal Officer	See below

Other Position 1 at Issuer	**Period of time**
N/A	N/A

Other Business Experience in the Past Three Years			
Employer	**Title**	**Principal Business of the Employer**	**Dates**
Fairfield University	Assistant Professor	University	January 2022 - Present

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As General Counsel and Chief Legal Officer for the Connecticut Green Bank, the nation's first green bank, Brian directs all legal, legislative and regulatory affairs. Brian was an attorney with the AmLaw 100 law firm Edwards Angell Palmer & Dodge before accepting a position with Sikorsky Aircraft as a senior attorney. At Sikorsky, Brian provided legal counsel for the majority of Sikorsky's strategic international sales campaigns and oversaw all global environmental, health and safety legal matters. Brian obtained his Bachelor of Arts Degree from the University of Connecticut. He went on to earn both his Juris Doctorate and Masters of Business Administration from the University of Connecticut School of Law and School of Business, respectively. Brian is currently an adjunct professor at the undergraduate and graduate level teaching business law, financial regulation and ethics.

Full Name	Current Position and title	Dates of Service	Principal Occupation	Other Employer
Bert Hunter	Executive Vice President and Chief Investment Officer, Connecticut Green Bank	At Parent: May 2012 to Present	Executive Vice President and Chief Investment Officer	N/A

Other Position 1 at Issuer		Period of time	
N/A		N/A	

Other Business Experience in the Past Three Years			
Employer	**Title**	**Principal Business of the Employer**	**Dates**
N/A			

As Chief Investment Officer of the Connecticut Green Bank, Bert leads the finance team's development of new and innovative financing programs that attract more private capital to scale-up the state's clean energy investments, including energy efficiency, renewables and alternative fuel vehicles and associated infrastructure. Bert was Vice President of Finance and Chief Financial Officer of Spectrum Capital, Ltd, an investment bank focused on commercial aircraft finance and investment in U.S. electric power generation. Prior to Spectrum, Bert was the treasurer of the international leasing company of Chemical Bank, where he managed the funding for a billion-dollar portfolio of aircraft and equipment loans and leases outside the United States. Bert is an alumnus, a former Trustee and former member of the Board of Visitors of Wake Forest University (BS) and received his MBA from the Wharton School at the University of Pennsylvania.

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Full Name	Current Position and title	Dates of Service	Principal Occupation	Other Employer
Mackey Dykes	Vice President of Financing Programs, Connecticut Green Bank	At Parent: February 2012 to Present	Vice President of Financing Programs	N/A

Other Position 1 at Issuer	Period of time
N/A	N/A

Other Business Experience in the Past Three Years			
Employer	Title	Principal Business of the Employer	Dates
N/A			

Mackey joined the Connecticut Green Bank in 2012, where he leads the Commercial and Industrial Programs. Prior to joining the Connecticut Green Bank, Mackey was the White House Liaison at the U.S. Department of Energy. He has also held leadership positions in several political campaigns. He holds a Bachelor of Science degree in Political Science from Vanderbilt University.

Principal Security Holders [6]

[Provide the following for each person who owns 20% or more of the Company's voting equity securities at the most recent practicable date but no earlier than 120 days of the listing date: full name and ownership percentage.]

Below are the names and ownership levels of each person or entity, as of September 30, 2024 who directly or indirectly own 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Owner	% of Voting Power Prior to Note Offering	% of Voting Power After Note Offering
CEFIA Holdings, LLC	100%	100%

Table 1. Beneficial Owners ownership percentages as of September 30, 2024

The Business

Description of Business [7]

[Describe the Company's business and provide a detailed business plan]

See Appendix 4. The Offering Page for more information.

Corporate Structure: Briefly describe the corporate structure and relationship between the parent company and the issuing company, if applicable.

This investment is issued by **CGB Green Liberty Notes, LLC**, a Connecticut limited liability company organized on October 15th, 2021 (the "**Company**"). The Company was created to offer low and middle-income investors greater access to green investments by issuing "Green Liberty Notes", and to back those notes with revenues from small business, municipal, and state energy efficiency loans in Connecticut, through one of the Connecticut Green Bank's (the "**Green Bank**" or the "**Parent**" or "**CGB**") partner programs. The Company is located at 75 Charter Oak Avenue, Suite 1-103, Hartford, CT 06106, United States, and its website address is: invest.ctgreenbank.com.

The Company is wholly owned and managed by the Member, which is wholly owned and managed by the Parent. The Note offering will not affect the voting or economic interest in the Company.

Owner	Company	Ownership Interest
CEFIA Holdings, LLC	CGB Green Liberty Notes, LLC	100%

Table 2. Capital Structure as of September 30, 2024

The Company - CGB Green Liberty Notes, LLC

The Company (or "**Issuer**") is a, special purpose, Connecticut, domestic limited liability company that is a direct wholly-owned subsidiary of **CEFIA Holdings LLC** ("**the Member**"**or "CEFIA Holdings"**). The Member is wholly owned by the Green Bank. The Company has received a loan from the Connecticut Green Bank which it has and will continue to use to contractually pay the Member to receive the revenues from the recapitalization of the Small Business Energy Advantage ("**SBEA**") loan program (described below). Those revenues are used to back the Green Liberty Notes. This structure has been created to offer everyday investors the opportunity to be a part of this successful program.

The Member - CEFIA Holdings LLC

The Member is a Connecticut limited liability corporation, wholly owned by the Green Bank. The Member is the sole member and 100% owner of the Company. The Member is a party to the Master Purchase Agreement (defined below) with Eversource Energy and Amalgamated Bank detailed below.

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The Parent - Connecticut Green Bank

The Member is a wholly owned subsidiary of the Green Bank. The Green Bank is the nation's first green bank, with a mission to confront climate change and provide all of society a healthier and more prosperous future by increasing and accelerating the flow of private capital into markets that energize the green economy. Since its inception, the Green Bank has mobilized over $2.88 billion of investment into Connecticut's clean energy economy at a 7 to 1 leverage ratio of private to public funds, supported the creation of over 29,248 direct, indirect, and induced job-years, reduced the energy burden for more than 63,300 families (in particular low-to-moderate income ("LMI") families) and 8,125 businesses, deployed more than 707.2 MW of clean energy that will help avoid over 11.4 million tons of CO_2 emissions and save up to $494 million of public health costs over the life of the projects, and helped generate $148 million in individual income, corporate, property, and sales tax revenues to the State of Connecticut.[1]

The Green Bank, through its subsidiaries and partnerships, including the Company, aims to achieve the following three goals:

1. To leverage limited public resources to scale-up and mobilize private capital investment in the green economy of Connecticut.

2. To strengthen Connecticut's communities, especially vulnerable communities, by making the benefits of the green economy inclusive and accessible to all individuals, families, and businesses.

3. To pursue investment strategies that advance market transformation in green investing while supporting the organization's pursuit of financial sustainability.

The Green Liberty Notes achieve each of these three goals. First, the innovative recapitalization of the SBEA program (which will back the Green Liberty Notes and is explained in detail in the "Business Plan" section below) has allowed the Green Bank, through the Member, to attract $90.64M of private capital with a Green Bank Investment of just $14.51M as of September 13, 2024. Second, the SBEA program strengthens Connecticut communities by making interest-free energy efficiency loans available to small businesses and governments who otherwise would not have access to them. Lastly, the Notes are expected to advance market transformation as the first one-year, designated Green Bond, crowdfunded debt offering in the United States.

Corporate Structure

CGB Green Liberty Notes, LLC is a wholly owned subsidiary of the Member which is a wholly owned subsidiary of the Parent. Below is a diagram showing the relevant entities and the roles they play in this transaction.

The Company will leverage its relationships with the Member and the Parent as key intermediaries in its relationship with Eversource. The Parent has provided a loan to the Company, which the Company has used

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[1] *Connecticut Green Bank Comprehensive Annual Financial Reports*

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to contractually purchase a 100% participation interest in the future SBEA revenues from the first 16 tranches (this did not include the outstanding delinquencies to be paid by CEEF at the time of the original purchase) from the Member. The Company will continue to draw on the loan from the Parent to purchase a 100% participation interest in additional SBEA loan tranches purchased by the Member. As payments come in, the Member will receive and transfer those SBEA revenues to the Company which will use them to repay the principal and interest of the Green Liberty Notes and the loan from the Parent.



Green Liberty Notes 2024
Transaction Diagram
CONNECTICUT GREEN BANK
CT Small Businesses
$
SBEA Loans
Eversource
Loan to purchase SBEA Loan Revenue
SBEA Loans
CT Green Bank
CGB Green Liberty Notes LLC
Green Liberty Notes
Loan Repayments
$
Notes
Retail Investors
$
CEFIA Holdings
SBEA Loan Revenues

Figure 1: Diagram of the core business transaction that enables the issuance of the Green Liberty Notes, illustrating how investments in this offering will allow investors the opportunity to take part in the successful recapitalization of the SBEA Program, and how investors in this offering ("Retail Investors") are anticipated to be repaid.

Business Model

Business Plan Overview

The Company is raising capital to allow everyday Connecticut residents a chance to take part in its work to grow the green economy in Connecticut. The Company will back this capital raise with proceeds from

energy-efficiency-upgrade loans to small business, municipal and state customers through an existing program called the SBEA program. The Company has chosen an innovative crowd-funding structure of one year, $100 minimum denomination, "Green Liberty Notes" to make investing in this program more accessible to all investors.

The SBEA program is part of the Energize CT initiative and is jointly managed by The Connecticut Light and Power Company d/b/a Eversource Energy ("Eversource") and The United Illuminating Company ("UI", and together with Eversource, the "Utilities"). The program commenced in 2000 and includes a financing component that provides interest-free loans to commercial, industrial, and municipal customers in Eversource and UI territories undertaking energy efficiency retrofit projects. Unless all the Purchasers agree otherwise in writing the general parameters for SBEA loans are: up to 4 years in term; up to $100,000 per electric meter for commercial and industrial customers or $1,000,000 for state and municipal customers; and repaid on the customer's electric bill. The loans related to the Company's capital raise are initially funded through a mix of Eversource balance sheet capital and funding from the Connecticut Energy Efficiency Fund ("CEEF"). CEEF is used to provide an interest rate buy-down (making customer-facing loans interest free), reimbursement for all loan losses, and reimbursement for administrative expenses associated with running the SBEA program.

Designation of Bonds as Green Bonds

Per the International Capital Market Association (ICMA), Green Bonds are any type of bond instrument where the proceeds will be exclusively applied to finance or re-finance, in part or in full, new and/or existing eligible Green Projects and which are aligned with the four core components of the Green Bond Principles. The four core components are: 1. Use of Proceeds; 2. Process for Project Evaluation and Selection; 3. Management of Proceeds; and 4. Reporting.

Kestrel has determined that the CGB Green Liberty Notes are in conformance with the four core components of the ICMA Green Bond Principles, as described in Kestrel's 'Second Party Opinion', which is attached hereto as Appendix 5. Kestrel also noted that this issuance will support and advance Goals 7, 9, and 12 of the United Nations Sustainable Development Goals.

Independent Second Party Opinion on Green Bonds Designation and Disclaimer

For over 20 years, Kestrel has been consulting in sustainable finance. Kestrel is an Approved Verifier accredited by the Climate Bonds Initiative. Kestrel reviews transactions in all asset classes worldwide for alignment with ICMA Green Bond Principles, Social Bond Principles, Sustainability Bond Guidelines and the Climate Bonds Initiative Standards and criteria.

The Second Party Opinion issued by Kestrel does not and is not intended to make any representation or give any assurance with respect to any other matter relating to the bonds. Opinions provided by Kestrel are not a recommendation to any person to purchase, hold, or sell the bonds and designations do not address the

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market price or suitability of these bonds for a particular investor and do not and are not in any way intended to address the likelihood of timely payment of interest or principal when due.

In issuing the Second Party Opinion, Kestrel has assumed and relied upon the accuracy and completeness of the information made publicly available by the Company or that was otherwise made available to Kestrel.

To read the Second Party Opinion, please refer to Appendix 5.

The Market

The SBEA program fits squarely within the Company's scope and goals. The unique qualities of the loans (0% interest, payback on the electric bill, and a free energy assessment) make green financing accessible to businesses and governments who otherwise would not have the opportunity.

Specifically, SBEA loans are available to Commercial and Industrial Eversource customers that use less than 1,000,000 kWh annually across all of their CT properties and UI customers with an average 12-month peak demand between 10 and 200kW. The Member only receives loan revenues from SBEA customers in Eversource territory. The market for future loans is not relevant to this issuance as the debt service coverage for the Green Liberty Notes offered has been calculated based solely on revenue from loans that are already in repayment, and future issuances will not be fully or partially backed by these loan revenues unless the projected debt service coverage ratio for this issuance remains above 2.0x.

Products and Services

The Company will pay investors with revenues received through the loan repayments by SBEA program borrowers including any recoveries for delinquent loans from the CEEF (via Eversource as agent for the CEEF). The SBEA program enables more customers to participate and receive interest-free loans for energy efficiency improvements. Property improvements made possible under the SBEA program include energy efficiency projects that allow customers to access the benefits of LED lighting, modern heating and cooling, better indoor air quality, lower energy costs, and a better way of life.

Background and Current Structure of the SBEA Loan Program

The Joint Committee of the CT Energy Efficiency Board ("EEB") and Green Bank identified sourcing lower cost capital from the private sector as a priority initiative for the SBEA program, as a means to

- alleviate stress to utility balance sheets,

- reduce CEEF interest-rate buy-down expenses, and

- increase the loan capital available to small business, municipal and state efficiency measures through the SBEA program.

In 2016, the Green Bank, acting through the Member and the Utilities, began an effort to source private capital to achieve these goals. In that effort, the Green Bank released two Requests for Proposal ("RFPs"). After receiving numerous submissions, the Green Bank and the Utilities selected the proposal submitted by Amalgamated Bank ("**Amalgamated**").

Amalgamated is America's largest B Corporation bank with a history reaching back 95 years. Amalgamated's stated mission is to be America's socially responsible bank, which includes addressing climate change and supporting growth of clean and green energy. The selected proposal from Amalgamated created a 3-year commitment to purchase "Qualifying Loans", which included both existing Eversource SBEA loans and loans to be originated by Eversource after the agreement was signed. Through the agreement, Amalgamated purchased an undivided 90% interest and the Member has purchased an undivided 10% interest in all SBEA "Qualifying Loans" originated by Eversource that meet established underwriting and servicing requirements. In the Spring of 2022, an Amended and Restated Master Purchase and Servicing Agreement was signed between the parties, extending the commitment to purchase loans through the end of 2024. That Agreement also increased the Member's 10% interest in future purchased loans to 20% and reduced Amalgamated's from 90% to 80%. That agreement also created two tiers of loans. One tier is loans with a term of 4 years or less and the other tier is loans with terms of more than 4 years. These two tiers have slightly different discount rate conventions that reflect the difference in risk profile between the two tiers. Being satisfied with the loan facility, the Member sought and received an increased share of future loan purchases. As of September 15, 2024, the Master Purchase and Servicing Agreement by and between Amalgamated, the Member and Eversource (as amended and restated, the "Master Purchase Agreement") has resulted in Amalgamated purchasing SBEA Qualifying Loans for a total of $90.64M and the Member purchasing SBEA Qualifying Loans for a total of $14.51M.

This structure was chosen over others because it delivered the lowest overall cost of capital and greatest savings to CEEF budget, retained existing utility origination and contractor payment processes, and did not require a new special purpose entity or require CEEF to fund a reserve account. The structure also leveraged the Member's participation to reduce risk and improve financing terms for CEEF. The Member receives the same rate of return as Amalgamated, however the Member's interest (originally 10% for existing loans and now 20% for loans) is subordinated to Amalgamated's as Senior Lender. The key benefit of the Amalgamated proposal as compared to the previous financing process at Eversource was a lower overall cost of capital.

"Qualifying Loans" purchased by Amalgamated and the Member must satisfy the following underwriting standards.

- Must not have had more than 4 late payments in any 12-month period

- Must be current on the electric utility bill

- Must not have payment agreements

- Must have an electric utility account with Eversource and have been in business for at least 1 year

- Unless all the Purchasers agree otherwise in writing, loans must have a maximum original balance of $100,000 for SBEA commercial customers, and $5,000,000 for state and municipal customers and a maximum term of 7 years.


Master Purchase & Servicing Agreement
Eversource
[Servicer]
Loan purchase $ [80%]
On-bill loan repayments $
Ownership of loans
Amalgamated Bank
[Senior Lender]
On-bill Loan repayments $
Loan purchase $ [20%]
Ownership of loans
CEFIA Holdings
[Subordinate Lender]
Eversource
[Agent for CEEF]
Reimbursement for loan losses

Figure 1: Diagram of the Master Purchase & Servicing Agreement between the Member, Amalgamated Bank, and Eversource, illustrating how each entity supports the SBEA Loan Program financing.

Delinquency

As of August 31st, 2024 there were thirteen delinquent loans totaling $23,422.14. A loan is deemed "delinquent" after 4 months of missed payments. At that point Eversource (acting as agent for CEEF) will contact the customer and investigate if there has been an error or if the customer will be able to catch up with payments, before paying the Member for the delinquent loan balance. As a result of the timing of tranche purchases and loan retirements, the delinquency percentage of the portfolio can vary by a few percentage points over the course of a year which the Issuer does not consider will materially change its ability to fund its debt service obligations, and the Company's covenant that projected debt-service coverage ratio will always remain above 2.0x for this issuance (see below).

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Debt-Service Coverage

Under the Master Purchase Agreement, qualifying SBEA loans are periodically combined into tranches and sold to the Member and Amalgamated. The frequency of tranche purchases depends on loan volume and the parties' discretion. Currently, there are 17 active tranches of loans currently in repayment. The Company has bought the Member's participation interest in future revenues therefrom. The revenue received over time from these 17 tranches, and any additional participation interest in future tranches purchased by the Company, will cover the principal and interest for the Green Liberty Notes with a projected debt service coverage ratio of more than 2.0x. The Company will also maintain, at all times, at least a 1.0x coverage of this issuance of Green Liberty Notes, within a debt reserve fund. The revenue from these 17 tranches may be used by the Company to fully or partially back future issuances, but the company covenants that projected debt-service coverage ratio will always remain above 2.0x for this issuance. The Company expects this to be the case regardless of whether the Target Offering Amount or an amount up to the Maximum Offering Amount is raised.

Types of Energy Efficiency Upgrades Enabled by the Program

Examples of typical energy-efficient upgrades include:

Lighting – interior/exterior

- High-performance lighting
- Induction and LED lighting
- Occupancy sensors
- Photocells

Heating/ventilation/air conditioning

- Energy-efficient equipment upgrades
- Programmable thermostats
- Energy management systems

Refrigeration

- Anti-condensation door heater controls
- Evaporator fan controls
- Night covers
- Electronically commutated motors
- Energy-efficient kitchen equipment

Natural gas-saving equipment

- Spray nozzles
- Showerheads
- Aerators

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- Programmable thermostats
- Pipe and duct insulation
- Energy management systems
- Indoor boiler reset controls
- Heating equipment
- Water heating equipment
- Kitchen equipment
- Infrared space heaters
- Envelope measures

Other improvements

- Air compressors
- Variable frequency drives
- Premium-efficiency motors
- Custom measures

How Businesses Obtain and Repay Their SBEA Loans

The SBEA program works as follows:

Step 1 - Businesses apply for a no-obligation energy assessment with an SBEA program-authorized contractor. These licensed professionals have been selected by the utility, work throughout the state and are fully trained in how the program works.

Step 2 - Once the utility determines that a customer is eligible for the program, the contractor schedules an energy assessment.

Step 3 - The contractor conducts an energy assessment of the facility free of charge. The utility reviews the assessment and, if approved, the contractor presents the customer with a proposal. The comprehensive proposal includes energy-saving improvements that make sense for the customer's business, complete installation costs and estimated energy savings, along with the incentives that they qualify for and their financing options.

Step 4 - After the paperwork is signed, the project commences - in some cases within 30 days. SBEA program incentives offset a portion of the cost of qualifying improvements.

Step 5 - Interest-free financing for the balance of the project is made available for qualified customers. The financed amount will appear on their monthly electric bill, allowing them to make just one monthly payment for both the SBEA loan and their electric bill.

These financial incentives help get more projects completed, with energy-saving for the consumer, new business for energy efficiency contractors, and climate benefits for us all.

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Sales & Customer base

SBEA program customers include Commercial and Industrial Eversource customers that use less than 1,000,000 kWh annually across all of their CT properties.

Many types of small businesses can benefit from SBEA loans, for example:

- Restaurants
- Car washes
- Churches/synagogues/meeting centers
- Long term care/ Assisted living
- Libraries, museums and more
- Retail stores
- Office settings: insurance and real estate brokers, law offices, doctor's offices, accounting firms, etc.
- Grocery and convenience stores
- Non-profit organizations
- Gyms

Thousands of Connecticut small business and commercial customers have benefited from SBEA. Some example projects include:

Examples* of Small Business and Commercial Customers that have Benefited from SBEA			
PROJECT:	**Family Farm**	**Independently Owned Grocery Store**	**Museum**
PROJECT DESCRIPTION:	Energy Efficient Lighting and Occupancy Sensors	Energy Efficient Lighting, Occupancy Sensors, Cooler Night Covers, Motors, and Controls	Energy Efficient Lighting and Occupancy Sensors
TOTAL COST:	$5,899	$218,597	$32,175
CONNECTICUT ENERGY EFFICIENCY FUND INCENTIVE:	$2,947	$69,945	$9,605
MONTHLY LOAN PAYMENT (ZERO PERCENT INTEREST):	$227/13 months	$5,946/25 months	$940/24 months
NET MONTHLY ELECTRIC SAVINGS (DURING LOAN PERIOD):	$26	$127	$53

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NET MONTHLY ELECTRIC SAVINGS (AFTER THE LOAN IS PAID OFF):	$253	$6,073	$993
*Note - Each project has a unique set of costs and cost savings. This is provided only for informational purposes.			

Table 1: Examples of Small Business and Commercial Customers that have Benefited from SBEA

Service Providers

The Connecticut Light and Power Company (CLP) (DBA "Eversource")

CLP, a subsidiary of Eversource Energy, is a Connecticut Utility company that acts as the Loan servicer for SBEA loans given to Small Business customers in its territory. As the loan servicer they are required to:

- Invoice borrowers through a separate line item on their monthly utility bill.

- Send monthly loan statements that detail the amount due for that month as well as any past due amount.

- Track all customer repayments, delinquencies, and prepayments through its own system.

- Prepare a monthly aging report

- Notify by telephone call any customer that is 60 days or more delinquent

- If full payment is not made within 30 days after notice by telephone call, send a delinquency letter and initiate the collection process by engaging a third-party collection agency

- Satisfy energy charges prior to satisfying any finance charges in cases when a customer pays only a portion of the utility bill.

- On a monthly basis remit all payments received in respect of the loans, minus any late fees, to the Purchasers (the Member and Amalgamated Bank) in accordance with their respective Percentage Interests and the terms of the Master Purchase Agreement

Connecticut Energy Efficiency Fund (CEEF)

In 1998, the Connecticut General Assembly passed Public Act 98-28 which created the Connecticut Energy Efficiency Fund. Every three years the Utilities submit to the Department of Energy and Environmental Protection (DEEP) for approval, and subsequently to the Public Utilities Regulatory Authority ("PURA"), for funding, the Conservation and Load Management Plan ("C&LM Plan"). This is in accordance with

Connecticut General Statutes Section §16-245m. The C&LM Plan outlines their implementation plan for cost-effective electric and natural gas energy-efficiency programs and market transformation initiatives using CEEF funds. The C&LM Plan and CEEF spending is reviewed before submission to DEEP by the Energy Efficiency Board ("EEB") which is an appointed group of 15 members from public and private entities. Utilities are thus incentivized, via regulatory oversight, to optimize the deployment of energy efficiency measures in their given service territories.

The C&LM Plan provides, in part, for certain credit enhancements and support to the SBEA Program from CEEF funding. CEEF is funded by: (1) the Conservation Adjustment Mechanism ("CAM", an additional charge from both electric and gas customers), (2) funds from the Regional Greenhouse Gas Initiative ("RGGI"), and (3) funds from the Independent System Operator New England's ("ISO-NE") forward capacity market.

Figure 1-J: Electric Program Funding Sources

	2022 Eversource Electric Revenues	2022 UI Revenues	2022 Combined Total	2023 Eversource Electric Revenues	2023 UI Revenues	2023 Combined Total	2024 Eversource Electric Revenues	2024 UI Revenues	2024 Combined Total
ISO-NE FCM	$24.6	$4.9	$29.6	$16.1	$3.2	$19.3	$12.7	$2.7	$15.4
RGGI	$13.9	$3.5	$17.4	$14.1	$3.5	$17.6	$13.5	$3.4	$16.9
CAM (Net of Gross Receipts Tax)	$115.6	$26.5	$142.1	$115.4	$26.2	$141.6	$115.7	$25.9	$141.6
TOTAL (Energy Efficiency Revenues)	$154.2	$34.9	$189.1	$145.5	$32.9	$178.4	$141.9	$32.0	$173.9

*In millions. Totals may vary due to rounding.

Table 2: Table of CEEF Expected Revenues for 2022-2024. Source: 2022-2024 Conservation and Load Management Plan

CEEF is a "virtual" fund (i.e., not held by a legal entity formed specifically for the purposes of the CEEF) which sits on the Utilities' balance sheets and is allocated to specific programs per the approved C&LM Plan. The less than $5M of delinquent loans over the past 3 years compares favorably to the approximately $151M average annual Eversource CEEF funding in 2022-2024.

The Utilities budget annually in advance for the anticipated SBEA loan losses, interest rate expenses, and administrative costs. Under the Master Purchase Agreement, annual CEEF budget requirements will be estimated by the Utilities and reviewed together with the Member. The three principal SBEA-related costs for the CEEF budget and their application in the proposed recapitalized SBEA program are described below.

- Interest rate expense: Budget for the discount to Qualifying Loan value determined prior to each loan portfolio sale to Amalgamated and the Member through the Loan Purchase Facility. This is the interest rate buy-down that enables the customer-facing loans to be interest free,

- Loan losses: Loan losses will initially be absorbed by the Member's subordinated interest. Once a loan has been declared written off by the utilities, the full outstanding repayment requirement will be drawn from the CEEF budget account held by Eversource and transmitted to the Member to reimburse its loss.

- Administrative costs: Administrative expenses incurred by Amalgamated and the Member as outlined in the appended term sheet.

In the event that the overall annual CEEF budget allocated to the SBEA program is not sufficient to meet obligations to the Member in any given year, any deficit would be included in and reimbursed to the Member as part of the subsequent years' CEEF budget allocation process.

Competition

The SBEA loans that are backing the Green Liberty Notes have already been executed and are currently in repayment. There is no competition risk in this transaction.

Regulatory Approvals

The only permits required for the SBEA energy efficiency projects are building permits. These were obtained by the contractors who performed the installations and upgrades.

Corporate Structure

CGB Green Liberty Notes, LLC is a wholly owned subsidiary of the Member which is a wholly owned subsidiary of the Parent. Below is a diagram showing the relevant entities and the roles they play in this transaction.

The Company will leverage its relationships with the Member and the Parent as key intermediaries in its relationship with Eversource. The Parent has provided a loan to the Company, which the Company has used to contractually purchase a 100% participation interest in the future SBEA revenues from the first 16 tranches (this did not include the outstanding delinquencies to be paid by CEEF at the time) from the Member. The Company will continue to draw on the loan from the Parent to purchase a 100% participation interest in additional SBEA loan tranches purchased by the Member. As payments come in, the Member will receive and transfer those SBEA revenues to the Company which will use them to repay the principal and interest of the Green Liberty Notes and the loan from the Parent.

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Green Liberty Notes 2024
Transaction Diagram
CONNECTICUT
GREEN BANK
CT Small Businesses
$
SBEA Loans
Eversource
Loan to purchase SBEA Loan Revenue
SBEA Loans
CT Green Bank
CGB Green Liberty Notes LLC
Loan Repayments
Green Liberty Notes
$
Notes
$
CEFIA Holdings
SBEA Loan Revenues
Retail Investors

Figure 2: Diagram of the core business transaction that enables the issuance of the Green Liberty Notes, illustrating how investments in this offering will allow investors the opportunity to take part in the successful recapitalization of the SBEA Program, and how investors in this offering ("Retail Investors") are anticipated to be repaid.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

19

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These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Specific Risk Factors [8, 22, 23]

Material Risk Factors [8]

<mark>[Summarize (in bold) and then describe each material factor that makes investing in the Company risky]</mark>

Provide company-specific risks related to your business of which investors should be made aware. Avoid generalized statements and only include risks that are unique to you.

Company Risks

CEEF Risk

The SBEA program is designed such that resources from the Connecticut Energy Efficiency Fund ("CEEF") are used by Eversource (as agent for the CEEF) to repay the Member for any loan losses from the Master Purchase Agreement. If the CEEF is no longer able to perform this role, the Member and the Company would be exposed to these loan losses without any available recourse. Such a situation could impact the ability of the issuer to repay the Notes.

Eversource Risk

There is a risk that Eversource will not perform its duties which include: review and selection of loan applications vs loan criteria, and importantly for noteholders, service loans in a professional and timely manner. Eversource also acts as an agent for the CEEF, and any delay in the repayment of loans or delinquent balances to the Member could impact its ability to pay the Company, and as a consequence this could impact the issuer's ability to pay the noteholder their principal and interest.

Customer Repayment Risk

There is a risk that Customers fail to pay Eversource and default on their loans. If a substantial group of borrowers default, as a result of COVID-19 restrictions, general economic conditions, Force Majeure events or any other reason, it could overwhelm the CEEF's ability to cover the loan losses. Depending on the scale of the defaults, this could lead to a delay in repayments from CEEF or a complete inability to cover the losses.

General economic conditions

The success of the Company can be impacted by general economic conditions. If a large-scale economic downturn, like the great recession or the economic downturn that resulted from the onset of the COVID-19 pandemic, were to occur during the duration of these notes, widespread defaults or late payments may occur. Such defaults could result in the conditions described in the Customer Repayment Risk section.

Force Majeure

As a result of climate change, the threat of extreme weather events like tropical storms and flash floods is increasing. A natural disaster or other event beyond the control of the Company could cause damage to the SBEA equipment upgrades or cause other damage that could eliminate customer's energy savings or otherwise hinder their ability to repay their loans, possibly leading to defaults. Such defaults could result in the conditions described in the Customer Repayment Risk section.

Change in Regulations

The Company is subject to legislation and regulation at potentially all levels of government - federal, state and local. Regulations are continually being reviewed and court actions and regulatory proceedings may change the Company's obligations under applicable federal, state and local laws, which cannot be predicted. Modifying existing requirements or new requirements can have a negative impact on our business.

Breach of Contract

There is a possibility that there could be a breach of contract associated with the project. This breach could result in a loss to the Company or delayed cash inflows that could impact the Company's ability to pay investors.

Cash Flow Delays

The loan revenues may be delayed because of administrative errors or other factors outside of the Company's control. The repayment of delinquencies also come in a delayed fashion as loans aren't considered delinquent until there have been 4 months without payment. Once a loan is considered delinquent it could take multiple months for the Member to be repaid by Eversource (acting as the agent for CEEF) because Eversource will then reach out to the customer and investigate whether there has been an error or if the customer will be able to catch up with payments. If there are significant delays, it could leave the Company without the cash flow to pay Note obligations.

Limited Assets

The Company has limited assets. The Notes are non-recourse obligations of the Company and are payable solely from the Company's anticipated revenues related to the SBEA Program. Generally, if Noteholders do not receive their distribution payments on the Notes, they will have no recourse against the Company, the Member, the Parent, or any of their respective affiliates. Consequently, Noteholders must rely solely on the anticipated revenues related to the SBEA Loan Program for the payment of principal and interest on the Notes.

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Timing and Amount of SBEA revenues will depend on the Performance of the Member

The SBEA Program Assets will be managed by the Member. No person will provide a guarantee of the obligations of the Member, including, without limitation, the Parent or the State of Connecticut. The amount and timing of periodic distributions of SBEA revenues will depend in part on the relative skill and diligence exercised by the Member in performing its obligations with respect to the SBEA Program. Various factors may affect the ability of the Member to fulfill its contractual obligations and the resources that the Member may be able or willing to devote to servicing the SBEA Program. These factors may include, for example, the financial condition of the Member at any time, litigation or governmental proceedings involving the Member or the Parent, the size and rate of growth of the Member's portfolio, and the amount of time required to be devoted by management personnel to other activities. Resignation or termination of the Officers of the Company for any reason may affect the timing and amount of periodic distributions on the Notes.

Unsecured Fixed Income Note Risks

Limited Upside Potential

With fixed income securities (such as the Notes) there is a promise by the Company to pay you interest and your principal investment back in the future (pursuant to the applicable terms and conditions of such security). And because with fixed income, the amounts payable on the Notes are fixed amounts, a noteholder does not have the ability to participate in any economic upside potential that an equity investor does if the Company is very successful.

Credit Risk

There is no guarantee that the Company will be able to make the fixed amounts payable to a noteholder or for that matter pay other liabilities. If the Company should default on a scheduled payment, goes into bankruptcy, becomes insolvent, or otherwise is unable to pay its debts as they become due, then the Company may not be able to satisfy its payment obligations under the Note, and an investor may therefore either suffer a loss of their investment or not realize their anticipated return on their investment.

Unsecured Risk

The notes are not secured by specific collateral; that is, the noteholders have no special rights to the assets of the Company in order to reclaim their investment. Rather, in a bankruptcy scenario, the noteholders rely on a trustee to sell the assets and pay the noteholder with the proceeds of the assets.

Valuation risk

There is currently a very limited market of comparable offerings that the Company referenced for the purpose of setting an appropriate interest rate for the Notes.

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Interest rate risk

Interest rates fluctuate over time and may go up or go down. If market interest rates go up (for example from 5.25% to 6.25% for a similar investment) in the future, your investment will maintain its original lower coupon rate.

Volatility in interest rates may come from a wide variety of factors and can be very difficult to forecast. For example, rate moves may come from fundamental factors such as central bank announcements related to monetary policy due to inflation concerns and economic growth. Another example impacting interest rates can be geopolitical risk and shocks to the equity markets. Uncertainty in global and financial markets can have a negative impact on interest rates, and demand for securities that themselves are riskier inherently.

No Ownership or Voting Rights.

The Notes are a debt instrument and holders will have no voting rights or other ability to influence actions of the Company.

Limitations on recourse

There is no guarantee of payment to investors from, or recourse to, any individual members or shareholders of the Company or any other person.

No Opportunity to Cure

The Company will not have any opportunity to cure defaults.

No Collective Action

There are no provisions for investors to collectively agree to new terms with respect to the Notes or restructure or reschedule amounts due on the Notes.

Green Designation Risk

"Green" labels on Notes and Bonds are solely for identification purposes and do not provide or imply that the owners of the Notes are entitled to any security other than that described under the Terms of the Notes. The designation also does not address the merits of the decision by the Company, its Parent, the Member or any third party to participate in the SBEA Loan program or other program; it merely conveys conformance with the [Green Bond Principles (GBP) formulated by International Capital Market Association (or ICMA)](). The designation by an independent third party is a point in time review of the 4 components of the Principles versus the Notes offering, and there is no guarantee that the Company will maintain this designation as it is a voluntary commitment on the part of the Company.

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<u>**General Crowdfunding Risks**</u>

Speculative

Investments in startups and early-stage ventures are speculative, and these enterprises can fail. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. You should be able to afford and be prepared to lose your entire investment.

Illiquidity

Pursuant to state and federal securities laws, you will be limited in your ability to resell your investment for the first year and may need to hold your investment for an indefinite period of time. Unlike investing in companies listed on a stock exchange where you can quickly and easily trade securities on a market, you may have to locate an interested buyer when you do seek to resell your crowdfunded investment.

Cancellation restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited disclosure

The Company may disclose only limited information about the Company, its business plan, the offering, and its anticipated use of proceeds, among other things. An early-stage company may be able to provide only limited information about its business plan and operations because it may not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events—continuing disclosure that you can use to evaluate the status of your investment. In contrast, you may have only limited continuing disclosure about your crowdfunding investment.

Possibility of fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

Business Projections

Business projections may not be reached. Forecasting revenues and expenses, particularly with limited track record as a business and industry, is unlikely to be accurate. Projections are based on a series of assumptions that may or may not turn out to be correct. The Company may not have accounted for all possible scenarios. Operating costs such as taxes and costs of scaling and expansion are hard to predict. Investors can expect that the business projections will be modified frequently to adjust for actual results and market trends.

Use of Proceeds

While the Company intends to use funds raised in the Offering in a manner consistent with that listed in the Use of Proceeds section, the Company ultimately has discretion over the use of the proceeds to use in legitimate ways for its business. Investors have no control over the ultimate use of raised funds.

Company Insiders or Intermediate Family Members May Invest

The amount raised in this offering may include investments from company insiders or immediate family members. Any such investments will be included in the raised amount reflected on the campaign page.

Risks Related to Minority Ownership Factors [22]

[Describe the risks related to minority ownership in the Company]

Not applicable. Noteholders have no equity ownership in the Company.

Risks Related to Certain Corporate Actions [23]

[Describe the risks to purchasers related to certain corporate actions, including additional issuances of securities, share repurchases, sale of the Company or assets of the Company and related party transactions]

Additional issuances of securities — The Company will not issue securities that are senior in payment or liquidation preference to the Notes, however the Company may issue additional securities that are pari passu to the Notes which may reduce cash available to pay debt service to Noteholders.

Company repurchases of securities — Any repurchase of securities potentially reduces the Company's available funds to pay debt service to Noteholders.

A sale of the Company or of assets of the Company — As noted in Appendix 3 (the Subscription Agreement, Terms of the Note/Appendix 1), upon a Change of Control event, the entire principal balance of the Notes, plus any unpaid interest accrued thereon, shall become due and payable. As the Notes are unsecured, it is possible that, following a Change of Control event, the proceeds from any such transaction (after satisfying the Company's other obligations), may be insufficient to satisfy obligations to Noteholders.

Transactions with related parties — Any related party transaction that results in Company expenditures, potentially reduces the Company's available funds, which could create an increased risk that sufficient

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funds may not be available to satisfy the Company's obligations under the Notes. In addition, it is possible that a related party transaction may be on terms that are not reflective of fair market value.

Testing the Waters [11(a)]

[Disclose if the Company made use of any written communication or broadcast script to test the waters. If yes, provide copies of the material used]

The Company has not made use of any written communication or broadcast script to test the waters.

Delivery of Securities [11(b)]

[Explain how the Company will close the offering and deliver the securities to the investors]

See Appendix 1

Canceling a Commitment to Purchase [12]

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

The Close date can be found in the Offering materials and on the Issuer's Offering page on the Raise Green portal.

You cancel your investment commitment directly on the Raise Green portal. Sign into your Raise Green account and navigate to your Portfolio. Identify the transaction you would like to cancel, and click cancel.   If you need any assistance at any point, please reach out to the Raise Green team at investors@raisegreen.com.

The Company requires written consent in advance of any transfer. See the Subscription Agreement Appendix 3 for additional information.

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Securities of the Company

Securities Being Offered [13, 14, 15, 16]

Terms of Securities [13]

[Describe the terms of the securities being offered]

CGB Green Liberty Notes - Round 11		
Link to SEC Filing	**Terms**	**Voting Rights**
https://www.sec.gov/Archives/edgar/data/1896328/000174758424000040/xslC_X01/primary_doc.xml	**Green Liberty Notes** Interest: 5.25%/5.50% Interest Paid: at Maturity Maturity Date: August 8, 2025 Minimum Investment: $100 Security Type: Senior Unsecured Debt Target Offering Amount: $50,000 Maximum Offering Amount: $350,000 Offering Period: July 8 - August 4, 2024	None
CGB Green Liberty Notes - Round 10		
Link to SEC Filing	**Terms**	**Voting Rights**
https://www.sec.gov/Archives/edgar/data/1896328/000174758424000019/xslC_X01/primary_doc.xml	**Green Liberty Notes** Interest: 5.25%/5.50% Interest Paid: at Maturity Maturity Date: May 20, 2025 Minimum Investment: $100 Security Type: Senior Unsecured Debt Target Offering Amount: $50,000 Maximum Offering Amount: $350,000 Offering Period: April 15 - May 16, 2024	None
CGB Green Liberty Notes - Round 9		
Link to SEC Filing	**Terms**	**Voting Rights**
https://www.sec.gov/Archives/edgar/data/1896328/000174758424000004/000	**Green Liberty Notes** Interest: 5.25%/5.50% Interest Paid at Maturity Maturity Date: February 14, 2025 Minimum Investment: $100	None

1747584-24-000004-index.html	Senior Unsecured Debt Target Offering Amount: $50,000 Maximum Offering Amount: $350,000 Offering Period: January 11 - February 11, 2024	

See the Terms of the Securities in the Subscription Agreement in Appendix 3

<u>Voting Rights and Limitations [14, 15]</u>

Do the securities have voting rights?   No

Are there any limitations on any voting rights?

The holders of the Notes are not entitled to vote on any matters pertaining to the Company.

<u>Modification of Terms [16]</u>

[Describe any ways in which the terms of the securities may be modified]

The terms of the security cannot be modified solely by the Company once the Notes are issued to investors. Per Regulation CF, the terms of the security could be modified by the Issuer during the raise process, but that would be considered a material change and require investor reconfirmation. Once the Offering - has passed the Closing Date, the Issuer cannot modify the terms. See Appendix 1 for more information.

Restrictions on Transfer

<u>[Language from SEC Guidance on Form C]</u>

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company requires written consent in advance of any transfer. See the Subscription Agreement Appendix 3 for additional information.

Other Outstanding Securities [17, 18, 19, 20]

Other Classes of Securities [17]

[Describe the material terms of any other outstanding securities or classes of securities of the Company as of the most recent practicable date. Consult with your counsel to confirm accuracy]

Class of Security	Securities Authorized (Number or Amount)	Securities Issued (Number or Amount)	Voting Rights	Other Rights
Regulation CF Debt Securities	$4,105,000	$1,400,000	No	

See Outstanding Indebtedness for more detail

Limitation and Dilution of Rights [18]

[Describe how the rights of the securities being offered may be materially limited or diluted by the rights of any other security or class of security of the Company]

The rights of the Notes being offered may not be materially limited by the rights of any other security or class of security of the Company except if the Company issues additional Notes in the future, which will not change the rights of the Noteholders but may reduce the availability of cash to meet its obligations under the Notes. For the avoidance of doubt, in reference to the SEC Form C request "Are there any differences not reflected in the explanation above between the securities being offered and any other class of securities of the Company?", the Company attests that there are no differences not reflected in the explanation above between the securities being offered and any other class of securities of the Company.

Other Differences Among Classes of Securities [19]

[Are there any differences not reflected in the explanation above between the securities being offered and any other class of securities of the Company? (Y/N)]

None

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Rights of Principal Shareholders [20]

[Describe the effects, if any, of the exercise of rights held by the principal shareholders listed above on the purchasers of the securities being offered here]

The Member has all of the voting equity of the Company and is the sole member of the Company. Accordingly, the Member has the sole ability to control the day-to-day operations of the Company, including additional financings, which could materially impact the Company's ability to meet its Note obligations. Noteholders have no ability to influence Company action.

Valuation of Securities Being Offered [21]

[Explain how the securities being offered are being valued. Include examples of future valuation methods]

The Notes are a debt instrument and are valued based upon interest rate. The Company believes that the annual interest rate applicable to the Notes is reflective of general market terms for similar securities. The Company looked at the interest rates of comparable unrated 1-year taxable municipal bond issuances, 1 year mini-bond issuances, and one-year CDs. The Company also spoke with a financial advisor to understand how this issuance differs from the comparable issuances and how that might inform our interest rate decision. With this information the Company decided on a 5.25% interest rate for this issuance of the Green Liberty Notes.

The Company is also offering a 0.25% interest rate boost to those investors in the seventh round of Green Liberty Notes (CGB Green Liberty Notes - 7th Offer or "Offer 7"), which has a maturity date of August 9, 2024, and who reinvest into this new issuance CGB Green Liberty Notes - 11th Offer.

For those who would like to automatically reinvest maturing proceeds from their Offer 7 investment into this new Offering and not receive the proceeds directly paid to them, they can do so by taking the steps outlined below. Please refer to an email from the Company sent on July 8th with your exact maturing proceeds dollar amount.

Reinvestment

For all Investors who invested in Green Liberty Notes - 7th Offer (5.00%/5.25% annual interest rate maturing on August 9, 2024):

You are eligible for an increase in interest rate from 5.25% to 5.50% on an investment of up to $27,000 in this new offering, if you meet all of the below:

- You purchased the Note during the original Offer 7 period (June 26, 2023 to August 3, 2023)
- You currently own the Offering 7 Note
- Your new investment is from the same account
- Your new investment is not greater than $27,000

- You input your new investment into the 11th Offer on Raise Green during the offering period

You are eligible to automatically reinvest your maturing proceeds from Offer 7 if:
- Your new investment amount equals OR exceeds the maturing investment proceeds, up to $27,000
- You input your transaction on Raise Green during the offering period.
- Investors are welcome to pay for their new investment with a different payment method at any point during the Offering Period and separately receive their maturing proceeds.

You will receive confirmation of the increased interest rate in your final "Transaction Complete" email from Raise Green sent after the Close of the offering.

> **Steps to automatically reinvest** your maturing proceeds (both interest and principal), **in lieu of being repaid at maturity** – you follow the regular investment process:
> - Click into this newest *CGB Green Liberty Notes - 11th Offer* at https://invest.raisegreen.com/offerings
> - Click "Invest," and input the **total amount** you want to invest, up to $27,000
>   - To find your exact proceeds amount, you can refer to the July 8th email from CGB titled "Reinvest and earn a special interest rate increase!"
>   - Remember, the system only supports automatic reinvestment if your total investment amount equals or exceeds your maturing proceeds
> - At the payment method stage, select "Reinvest Offer 7 Proceeds"
> - Sign the reinvest proceeds agreement, then your subscription agreement
> - From there, CGB Green Liberty Notes will transfer the relevant proceeds directly to the escrow provider to pay for part or all of your new investment commitment, depending on your selection.
>   - Investors investing more than their reinvestment proceeds will be presented with instructions to send a Check for any additional amount
> - Note: Investors can still cancel their reinvestment transaction up to 48 hours before the close date and receive a full refund.
> - *Unfortunately, this automatic reinvestment process is not available to Self Directed IRAs or for those investing less than their maturing proceeds.*

All investments are subject to the Company's Allocation policy provided in Appendix 1.

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Outstanding Indebtedness [24]

[Describe the material terms of any indebtedness of the Company.]

Creditor Name	Creditor(s) Date	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Green Liberty Note	October 26th , 2023	$350,000	5.25%/5.50%[3]	November 1st, 2024	
Green Liberty Notes	February 11th, 2024	$350,000	5.25%/5.50%[2]	February 14th, 2025	
Green Liberty Notes	May 16th, 2024	$350,000	5.25%/5.50%[3]	May 20th, 2025	
Green Liberty Notes	August 4th, 2024	$350,000	5.25%/5.50%[3]	August 8th, 2025	
Connecticut Green Bank	January 13th, 2022	$6,262,678	0%	June 30th, 2032	

Table 4. Material indebtedness of the Issuer as of August 31, 2024

Other Exempt Offerings [25]

[Disclose all other exempt offerings conducted within the past three years. If you have issued securities previously (SAFEs, Equity, Convertible Notes, Debt) you have relied on an exemption. Review with your counsel to confirm accuracy]

The Company issued an exempt debt offering through section 4(a)(6) of the Securities Act with Raise Green from December 14, 2021 to January 14, 2022. $190,400 of funds were raised, equal to a total of

[2] The Company has provided an interest rate boost for investors who reinvest their maturing proceeds.

32

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$190,400 in debt securities issued to 113 investors. The Company issued an exempt debt offering through section 4(a)(6) of the Securities Act with Raise Green from April 13, 2022 to May 13, 2022. $114,335 of funds were raised, equal to a total of $114,335 in debt securities issued to 50 investors. The Company issued an exempt debt offering through section 4(a)(6) of the Securities Act with Raise Green from July 7, 2022 to August 5, 2022. $250,000 of funds were raised, equal to a total of $250,000 in debt securities issued to 81 investors. The Company issued an exempt debt offering through section 4(a)(6) of the Securities Act with Raise Green from September 29, 2022 to October 27, 2022. $250,000 of funds were raised, equal to a total of $250,000 in debt securities issued to 73 investors. The Company issued an exempt debt offering through section 4(a)(6) of the Securities Act with Raise Green from January 9, 2023 to January 31, 2023. $250,000 of funds were raised, equal to a total of $250,000 in debt securities issued to 103 investors. The Use of Proceeds from these previous offerings is similar to that listed in this filing and is provided below. For further information, view the Form C's on the SEC's EDGAR website. The Company issued an exempt debt offering through section 4(a)(6) of the Securities Act with Raise Green from April 17, 2023 to May 18, 2023. $250,000 of funds were raised, equal to a total of $250,000 in debt securities issued to 104 investors. The Use of Proceeds from these previous offerings is similar to that listed in this filing and is provided below. For further information, view the Form C's on the SEC's EDGAR website. The Company issued an exempt debt offering through section 4(a)(6) of the Securities Act with Raise Green from June 26, 2023 to August 3, 2023. $350,000 of funds were raised, equal to a total of $350,000 in debt securities issued to 96 investors. The Use of Proceeds from these previous offerings is similar to that listed in this filing and is provided below. For further information, view the Form C's on the SEC's EDGAR website. The Company issued an exempt debt offering through section 4(a)(6) of the Securities Act with Raise Green from September 28 - October 26, 2023. $350,000 of funds were raised, equal to a total of $350,000 in debt securities issued to 89 investors. The Use of Proceeds from these previous offerings is similar to that listed in this filing and is provided below. For further information, view the Form C's on the SEC's EDGAR website. The Company issued an exempt debt offering through section 4(a)(6) of the Securities Act with Raise Green from January 11 - February 11, 2024. $350,000 of funds were raised, equal to a total of $350,000 in debt securities issued to 95 investors. The Use of Proceeds from these previous offerings is similar to that listed in this filing and is provided below. For further information, view the Form C's on the SEC's EDGAR website. The Company issued an exempt debt offering through section 4(a)(6) of the Securities Act with Raise Green from April 15 - May 16, 2024. $350,000 of funds were raised, equal to a total of $350,000 in debt securities issued to 105 investors. The Use of Proceeds from these previous offerings is similar to that listed in this filing and is provided below. For further information, view the Form C's on the SEC's EDGAR website. The Company issued an exempt debt offering through section 4(a)(6) of the Securities Act with Raise Green from July 8 - August 4, 2024. $350,000 of funds were raised, equal to a total of $350,000 in debt securities issued to 102 investors. The Use of Proceeds from these previous offerings is similar to that listed in this filing and is provided below. For further information, view the Form C's on the SEC's EDGAR website.

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	**100,000**	**100%**	**250,000**	**100%**
Less: Raise Green Service Fee plus flat fee	2,500	2.5%	4,750	1.9%
Net Proceeds	**97,500**	**97.5%**	**245,250**	**98.1%**
Less: Legal	3,940	3.9%	3,940	1.6%
Less: Debt Service	93,560	93.6%	241,310	96.5%
Total Use of Net Proceeds	**97,500**	**97.5%**	**245,250**	**98.1%**

Table 5. Use of Proceeds from the Company's previous Offering with offering period from December 14, 2021 to January 14, 2022

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	**100,000**	**100%**	**250,000**	**100%**
Less: Raise Green Service Fee plus flat fee	2,500	2.5%	4,750	1.9%
Net Proceeds	**97,500**	**97.5%**	**245,250**	**98.1%**
Less: Legal	1,000	1.0%	1,000	0.4%
Less: Debt Service	96,500	96.5%	244,250	97.7%
Total Use of Net Proceeds	**97,500**	**97.5%**	**245,250**	**98.1%**

Table 6. Use of Proceeds from the Company's previous Offering with offering period from April 13, 2022 to May 13, 2022

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	**50,000**	**100%**	**250,000**	**100%**
Less: Raise Green Service Fee plus flat fee	1,750	3.5%	4,750	1.9%
Net Proceeds	**48,250**	**96.5%**	**245,250**	**98.1%**
Less: Debt Service	48,250	96.5%	245,250	98.1%
Total Use of Net Proceeds	**48,250**	**96.5%**	**245,250**	**98.1%**

Table 7. Use of Proceeds from the Company's previous Offering with offering period from July 7, 2022 to August 5, 2022.

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	**50,000**	**100%**	**250,000**	**100%**
Less: Raise Green Service Fee plus flat fee	1,750	3.5%	4,750	1.9%
Net Proceeds	**48,250**	**96.5%**	**245,250**	**98.1%**
Less: Debt Service	48,250	96.5%	245,250	98.1%
Total Use of Net Proceeds	**48,250**	**96.5%**	**245,250**	**98.1%**

Table 8. Use of Proceeds from the Company's previous Offering with offering period from September 29, 2022 to October 27, 2022.

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	**50,000**	**100%**	**250,000**	**100%**
Less: Raise Green Service Fee plus flat fee	1,750	3.5%	4,750	1.9%
Net Proceeds	**48,250**	**96.5%**	**245,250**	**98.1%**
Less: Debt Service	48,250	96.5%	245,250	98.1%
Total Use of Net Proceeds	**48,250**	**96.5%**	**245,250**	**98.1%**

Table 9. Use of Proceeds from the Company's previous Offering with offering period from January 9, 2023 to January 31, 2023.

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	**50,000**	**100%**	**250,000**	**100%**
Less: Raise Green Service Fee plus flat fee	1,750	3.5%	4,750	1.9%
Net Proceeds	**48,250**	**96.5%**	**245,250**	**98.1%**
Less: Debt Service	48,250	96.5%	245,250	98.1%
Total Use of Net Proceeds	**48,250**	**96.5%**	**245,250**	**98.1%**

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Table 10. Use of Proceeds from the Company's previous Offering with offering period from April 17, 2023 to May 18, 2023.

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	**50,000**	**100%**	**350,000**	**100%**
Less: Raise Green Service Fee plus flat fee	1,750	3.5%	6,250	1.8%
Net Proceeds	**48,250**	**96.5%**	**343,750**	**98.2%**
Less: Debt Service	48,250	96.5%	343,750	98.2%
Total Use of Net Proceeds	**48,250**	**96.5%**	**343,750**	**98.2%**

Table 11. Use of Proceeds from the Company's previous Offering with offering period from June 26, 2023 to August 3, 2023.

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	**50,000**	**100%**	**350,000**	**100%**
Less: Raise Green Service Fee plus flat fee	1,750	3.5%	6,250	1.8%
Net Proceeds	**48,250**	**96.5%**	**343,750**	**98.2%**
Less: Debt Service	48,250	96.5%	343,750	98.2%
Total Use of Net Proceeds	**48,250**	**96.5%**	**343,750**	**98.2%**

Table 12. Use of Proceeds from the Company's previous Offering with offering period from September 28 - October 26, 2023.

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	**50,000**	**100%**	**350,000**	**100%**
Less: Raise Green Service Fee plus flat fee	1,750	3.5%	6,250	1.8%
Net Proceeds	**48,250**	**96.5%**	**343,750**	**98.2%**
Less: Debt Service	48,250	96.5%	343,750	98.2%

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Total Use of Net Proceeds	**48,250**	**96.5%**	**343,750**	**98.2%**

Table 13. Use of Proceeds from the Company's previous Offering with offering period from January 11 - February 11, 2024.

	If Target Offering Amount		**If Maximum Offering Amount**	
	$	**%**	**$**	**%**
Total Proceeds	**50,000**	**100%**	**350,000**	**100%**
Less: Raise Green Service Fee plus flat fee	1,750	3.5%	6,250	1.8%
Net Proceeds	**48,250**	**96.5%**	**343,750**	**98.2%**
Less: Debt Service	48,250	96.5%	343,750	98.2%
Total Use of Net Proceeds	**48,250**	**96.5%**	**343,750**	**98.2%**

Table 14. Use of Proceeds from the Company's previous Offering with offering period from April 15 - May 16, 2024.

	If Target Offering Amount		**If Maximum Offering Amount**	
	$	**%**	**$**	**%**
Total Proceeds	**50,000**	**100%**	**350,000**	**100%**
Less: Raise Green Service Fee plus flat fee	1,750	3.5%	6,250	1.8%
Net Proceeds	**48,250**	**96.5%**	**343,750**	**98.2%**
Less: Debt Service	48,250	96.5%	343,750	98.2%
Total Use of Net Proceeds	**48,250**	**96.5%**	**343,750**	**98.2%**

Table 14. Use of Proceeds from the Company's previous Offering with offering period from July 8 - August 4, 2024.

Related Party Transactions [26]

[Describe all transactions within the last fiscal year, and any currently proposed transactions, between the Company and a related party where the transaction amount exceeds 5% of the aggregate amount raised by the Company during the preceding 12 months.

A related part is defined as: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the issuer was incorporated or organized within the past

three years, any promoter of the issuer; any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.]

The Company entered into a loan agreement with the Parent, and contractually purchased a 100% participation interest in the future SBEA revenue from the first 20 tranches purchased by the Member (the "Participation Interests"), as described in the Business Plan and Financial Projections. This obligation is subordinate to every amount due to the crowdfunding debt as and when due. The maximum principal amount of the revolving loan is $10 million, with a zero percent (0%) interest rate. Each advance under the revolving loan will be used by the Company to purchase Participation Interests. The current balance is $6,262,678.45 as of September 16, 2024. Separately, the Company has and will continue to pay the Parent for certain shared services as described in the Anticipated Expenses, and has and will pay the Parent for certain outside service fees as described in the Use of Funds.

Financial Condition of the Company

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Operating History [27]

[Does the Company have an operating history? (Y/N)]

Yes.

Current Condition and Historical Results [28]

[Describe the Company's financial condition, including liquidity, capital resources, and historical results of operations. Must cover each year for which financial statements are provided.]

The discussion must cover each year for which financial statements are provided. Include a discussion of any known material changes or trends in the financial condition and results of operations of the issuer during any time period subsequent to the period for which financial statements are provided.

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For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges.

For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future.

Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders.

References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if   any.

Statement on Liquidity. Comment on any expected challenges.

What is your company's liquidity position? (e.g. cash, assets, etc.)

The Company had $3,633,347.32 in Cash and Cash Equivalents as of September 16, 2024.

How fast will the Company use its current cash resources?

The Company will not fully use its current cash resources in the next year.

How will funds from this raise affect your liquidity position?

The proceeds of this raise are not required for the viability of the Company but are instrumental in its ability to perform the operations for which it was created. The Use of Proceeds and Financial Projections outline the critical nature of the raise to meeting the intended business plans.

The Company expects to be able to manage its cash flow requirements to back its payments and debt service using revenues derived from the Participation Interests.

The Company began generating Revenue through the Participation Interests in February of 2022. Should revenue generation be delayed due to delays in project implementation, the Company will have the raised funds to maintain liquidity. The Company is not projected to have any liquidity needs before the principal and interest of these notes are due a year after they are issued. Due to the low-cost structure of the company, as SBEA Program payments via the purchased Participation Interests continue to arrive, the Company is expected to be able to operate indefinitely.

Statement on Capital Resources. Comment on any expected challenges.

What capital resources do you have -- or expect to have -- available? (e.g. debt financing, grants, investments, etc)

The Company has had success issuing crowdfunded securities to raise funds. The Company has also received a loan from the Parent Company.

Is the Company dependent on the capital resources described above?

The Company is not reliant on the ability to issue crowdfunding securities.

Financial Statements and Operation Discussion

[Discuss the financial results for the past two years. Comment on if investors should expect similar or different results in the future]

See Audited Financial Statements in Appendix 2. Investors should expect similar results. The Company plans to continue purchasing Participation Interests in the SBEA portfolio, receiving repayments from that portfolio, and issuing Regulated Crowdfunding Securities.

Financial Milestones. Provide upcoming Yearly or Quarterly targets and metrics.

The Company plans to continue to purchase Participation Interests in the SBEA portfolio and issue Regulated Crowdfunding Securities on a quarterly basis.

Is the Company's viability dependent on the Offering?

No.

When does the Company's Fiscal Year end?

June 30th

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Financial Statements [29]

See Appendix 2.

[Mandatory Principal Executive Officer Certification Language]

I, Bryan Garcia, certify that:

(1) the financial statements of CGB Green Liberty Notes LLC included in this Form are true and complete in all material respects



Bryan T. Garcia, Duly Authorized

Additional Information

Involvement in Legal and Regulatory Proceedings [30]

[Answer (1) – (8) of Question #30, and all subparts thereto, of Form C. If answering "Yes" to any question, explain the circumstances and outcome of such proceeding or action.]

All questions were answered "No".

Other Material Information [31]

[Provide any further material information as may be necessary to avoid making a material misstatement or omission in the document.]

The Company or any of its predecessors have NOT previously failed to comply with the ongoing reporting requirements of § 227.202. The Company has no other material information to provide.

Appendix 1 – Important Information About the Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Company will work through Raise Green's FINRA compliant regulated Funding Portal to conduct the Regulation Crowdfunding offer of securities. Securities will be delivered through electronic transmission.

Remuneration for Raise Green

Remuneration for Raise Green is only paid if this raise is successful in meeting its target amount. Raise Green will be paid a flat 1.5% of the amount raised which is withdrawn directly from the escrow account before disbursing funds to the Company.

Investing Process

To invest in an offering, Investors must have an Account with Raise Green. Raise Green collects certain personal information to run a Know-Your-Customer and Anti-Money Laundering check on each investor at no cost to the investor. An individual must be 18 years of age to invest. Investors that are non-US residents may not be able to participate in the Offering due to local securities laws. Please see more information available in the Raise Green educational materials (FAQ).

After you select to invest on the Raise Green investor Marketplace, if you do not already have an Account set up, you will be asked to provide certain information to enable Raise Green to set up your Account. You will also need to sign a Subscription Agreement for the investment you have selected in order to purchase the Securities and select your payment method. The Purchaser's funds for payment will be deducted and then held in escrow with North Capital Securities, an independent escrow agent, during the Raise.

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Subscription Agreement

Subscription Agreements are an investor's application to participate in the crowdfunding offering and include the Terms of the investment attached as Appendix 1 to the Subscription Agreement. It is a two-way agreement between the issuer to sell and the investor to purchase an agreed-upon amount of securities at an agreed-upon price. A Subscription Agreement is typical with private security offerings like those under Regulation Crowdfunding. The Subscription Agreement is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds for the investment amount will be returned without interest or deduction. Certain payment methods may have additional fees that will be disclosed at time of purchase; those additional fees will be returned to the investor if their transaction is canceled.

Progress during an Offering

Raise Green investor marketplace will display on the issuer's Offering Page, an investment progress bar and Updates regarding the Offering. For those with investment commitments in the offering already, you will receive certain email notifications from Raise Green. Investors can ask questions of the Issuer during the offering period on the "Q&A" (also referred to sometimes as the Forum) tab on the Issuer's Offering Page. You must be signed into your Raise Green Account in order to be able to ask your question, however.

Target Offering Amount and Maximum Offering Amount

A company selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the issuer will not receive funds.

Cancellation

Investors may cancel an investment commitment for any reason up until 48 hours prior to the deadline (Close date) of the Offering period. The Close date can be found in the Offering materials and on the Issuer's Offering page on the Raise Green portal. For example, if the deadline is Dec 24th, you can cancel until Dec 22 at 11:59 PM EST. Once within the 48 hours of the Close date, you can no longer cancel your investment commitment, even if your investment commitment was submitted within the 48 hour time period.

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You cancel your investment commitment directly on the Raise Green portal. Sign into your Raise Green Account and navigate to your Portfolio. Identify the transaction you would like to cancel, and click cancel.   If you need any assistance at any point, please reach out to the Raise Green team at investors@raisegreen.com.

Early Close, "Rolling" Close, and Material Changes

Raise Green, as the intermediary conducting the offering, will notify investors when the Target Offering Amount has been met.

If the issuer reaches the Target Offering Amount in settled funds prior to the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Company continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the issuer may choose to close the offering at an earlier date i.e., an "**Early Close**". Raise Green will provide notice to all potential investors of the Early Close date via the Update Section on the Offering Page, and to all investors with investment commitments in the Offering via email, at least 5 business days before the Early Close date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The notice will inform investors of: the anticipated Early Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Early Close date, and whether the Issuer will continue to take commitments during the 48 hour period.

If the Offering has reached 120% of the Target Offering Amount in settled funds, the Company may also choose to conduct the first of a series of closes i.e., "**Rolling Close**", if RG consents and proper thresholds and requirements have been met. Each Rolling Close will follow the same process as if it were an Early Close, except the Company will continue to accept investment commitments after the Rolling Close has been completed. After the initial Rolling Close, provided that the Offering has met the proper thresholds and requirements, and the date generally is no less than 3 months from the previous Rolling Close date, the Company may conduct a subsequent Rolling Close. As with the one-time Early Close, for each Rolling Close, the Raise Green on behalf of the Company must provide notice to all investors and in email to investors with investment commitments, at least 5 business days in advance of the Rolling Close date. The notice will inform investors of: the anticipated Rolling Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Rolling Close date, and whether the Issuer will continue to take commitments during the 48 hour period. All investment commitments included in the Rolling Close will receive a countersigned subscription agreement from the Company and email communication as evidence of their purchase transaction, and the Company will receive the

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funds from those investment commitments from the Escrow Bank. Once a Rolling Close has been conducted, any investors whose investments have been confirmed via a countersigned Subscription Agreement and whose funds have settled in escrow and been disbursed through the company are now investors in the Company. If an investor's investment commitment was completed in a Rolling Close, and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period.

In the case of a material change to the issuer or offering terms during a raise, any investor with a commitment in the Offering will receive a notification via their email on file of this material change and that their investment will be canceled unless the investor reconfirms his or her investment within five (5) business days of receipt of the notice. If the investor fails to reconfirm the investment within the five (5) business days, the investment will be canceled, and a notice of the cancellation and reason will be sent to the investor. Raise Green will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction. In the case of a Rolling Close, if there is a material change to the Company or the Offering post the Rolling Close Date, investment commitments that were included in the Rolling Close do not have the right to cancel their investment anymore as they are already investors in the Company.

Oversubscribed

If the Offering is oversubscribed, e.g., the investor interest is over the Target Offering Amount, allocations of investments in the Offering will be made according to the Allocation Methodology described in the Form C. The Company is under no obligation to, but may choose to, accept any additional subscriptions for the Notes once the Company has received subscriptions for the maximum amount of the offering. Investors should take this into consideration when they consider the timing of placing their investment commitment.

Allocations of Investments

Allocations of investments in the Offering will generally be made on a first come first served basis. The Company generally intends for the maximum investment to be $27,300.00 per Offeree. However, priority will be given first to investors who reinvest through the reinvestment offer[3], and then to Connecticut residents who invest $1,092 or less (prioritizing smaller over larger investments within this group), and then to all other investors, regardless of their state of

---

[3] The "Reinvestment" offer is available to those who invested in the Green Liberty Notes - 8th Offer (5.25%/5.50% interest rate maturing November 1, 2024).

residence, who invest $1,092 or less (prioritizing smaller over larger investments within this group), until the Maximum Offering Amount is reached. If total subscriptions for reinvestments and investments of $1,092 or less do not exceed the Maximum Offering Amount, additional subscriptions for investments will be allocated on a first come first served basis. The Company is under no obligation to accept any additional subscriptions for the Subscribed Securities once the Company has received subscriptions for the Maximum Offering Amount (investments placed above the maximums may be declined). Investors should take this into consideration when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The securities being offered generally may not be resold by any purchaser of such securities for a period of one year beginning when the securities were issued, unless such securities are transferred: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

After the one year period, any agreement to transfer or sell the securities will be authorized only by the written confirmation of both the investor and the Company. Without limiting the foregoing, the Company shall not recognize and shall issue stop-transfer instructions with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Subscribed Note, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Company of such holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail

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and, if reasonably requested by the Company, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Subscribed Note may be effected without registration under the Securities Act, whereupon the holder of such Subscribed Note shall be entitled to sell, pledge, or transfer such Subscribed Note in accordance with the terms of the notice given by the Holder to the Company.

Appendix 2 - Financial Statements

Balance Sheet

Income Statement

Notes to Financial Statements

CGB Green Liberty Notes, LLC

Financial Statements

For the Years Ended June 30, 2024 and 2023

CGB Green Liberty Notes, LLC

Financial Statements
For the Years Ended June 30, 2024 and 2023

<u>Table of Contents</u>

Independent Auditors' Report

Shareholders
CGB Green Liberty Notes, LLC

Opinion

We have audited the accompanying financial statements of CGB Green Liberty Notes, LLC (the "Company"), which comprise the balance sheets as of June 30, 2024 and 2023, and the related statements of operations, member's equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America ("GAAS"). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

CGB Green Liberty Notes, LLC

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgement, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

PKF O'Connor Davies, LLP

Wethersfield, Connecticut
October 1, 2024

CGB Green Liberty Notes, LLC

Balance Sheets
June 30, 2024 and 2023

	2024	2023
Assets		
Current assets:		
Cash and cash equivalents	$ 3,077,457	$ 2,902,733
Accounts receivable	199,896	143,664
Promissory notes receivable (net)	1,559,092	1,455,172
Total current assets	4,836,445	4,501,569
Noncurrent assets:		
Promissory notes receivable (net)	3,030,626	2,315,558
Total assets	$ 7,867,071	$ 6,817,127
Liabilities and Equity		
Current liabilities:		
Accounts payable	$ -	$ 281
Notes payable	1,400,000	1,000,000
Accrued interest payable	37,037	17,364
Total current liabilities	1,437,037	1,017,645
Noncurrent liabilities:		
Sponsor note payable	6,262,678	5,766,307
Total liabilities	7,699,715	6,783,952
Member's equity	167,356	33,175
Total liabilities and member's equity	$ 7,867,071	$ 6,817,127

The notes to financial statements are an integral part of these financial statements.

CGB Green Liberty Notes, LLC

Statements of Operations
For the Years Ended June 30, 2024 and 2023

	2024	2023
Operating revenues:		
Loan interest including amortization of discount	$ 170,264	$ 89,807
Operating expenses:		
Accounting and auditing	14,650	13,679
Consulting fees	25,416	19,500
Debt issuance costs	10,000	10,000
Total operating expenses	50,066	43,179
Operating income	120,198	46,628
Nonoperating revenues (expenses):		
Interest income	72,868	-
Interest expense	(58,885)	(19,869)
Total nonoperating revenues (expenses)	13,983	(19,869)
Net income	$ 134,181	$ 26,759

The notes to financial statements are an integral part of these financial statements.

CGB Green Liberty Notes, LLC

Statement of Member's Equity
For the Years Ended June 30, 2024 and 2023

Member's equity - July 1, 2022	$ 6,416
Net income	26,759
Member's equity - June 30, 2023	33,175
Net income	134,181
Member's equity - June 30, 2024	$ 167,356

The notes to financial statements are an integral part of these financial statements.

CGB Green Liberty Notes, LLC

Statements of Cash Flows
For the Years Ended June 30, 2024 and 2023

	2024	2023
Cash flows from (used in) operating activities		
Payments for accounting and auditing	$ (14,931)	$ (13,398)
Payments for consulting fees	(25,416)	(19,500)
Payments for debt issuance costs	(10,000)	(10,000)
Net cash from (used in) operating activities	(50,347)	(42,898)
Cash flows from (used in) investing activities:		
Purchases of loan receivable	(2,680,573)	(2,759,752)
Proceeds for loan repayments	1,975,617	1,315,572
Interest income	72,868	-
Net cash flows from (used in) investing activities	(632,088)	(1,444,180)
Cash flows from (used in) financing activities:		
Amounts received from sponsor	496,371	2,742,250
Proceeds for notes issued	1,400,000	1,000,000
Notes principal payments	(1,000,000)	(304,735)
Interest payments	(39,212)	(3,617)
Net cash from (used in) financing activities	857,159	3,433,898
Net change in cash and cash equivalents	174,724	1,946,820
Cash and cash equivalents - July 1, 2023	2,902,733	955,913
Cash and cash equivalents - June 30, 2024	$ 3,077,457	$ 2,902,733
Reconciliation of net income (loss) to net cash provided by (used in) operating activities:		
Net income	$ 134,181	$ 26,759
Adjustments to reconcile net income (loss) to net cash from (used in) operating activities:		
Amortization of discount	(170,264)	(89,807)
Interest income	(72,868)	-
Interest expense	58,885	19,869
Increase (decrease) in:		
Accounts payable	(281)	281
Net cash from (used in) operating activities	$ (50,347)	$ (42,898)
Supplemental disclosure of cash flow information:		
Loan interest from amortization of discount	$ 170,264	$ 89,807

The notes to financial statements are an integral part of these financial statements.

CGB Green Liberty Notes, LLC

Notes to Financial Statements
June 30, 2024 and 2023

1. **Nature of operations and significant accounting policies**

   Organization

   CGB Green Liberty Notes, LLC was formed on October 15, 2021 ("Inception") in the State of Connecticut. The financial statements of CGB Green Liberty Notes, LLC (which may be referred to as the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Hartford, CT.

   The Company is a special purpose, Connecticut, domestic limited liability company that is a direct wholly owned subsidiary of CEFIA Holdings, LLC (CEFIA Holdings). CEFIA Holdings is wholly owned by the Connecticut Green Bank (the "Green Bank" or the "Parent").

   Nature of operations

   CGB Green Liberty Notes, LLC was formed to offer low and moderate income investors greater access to green investment by issuing "Green Liberty Notes", and to support the repayment of those notes with revenues from small business, municipal, and state energy efficiency loans in Connecticut through one of the Green Bank's partner programs. The notes are issued to eligible investors in reliance of the exemption under Section 4(a)(6) of the Securities Act of 1933. The exemption limits the amount of securities issued during the 12-month period preceding the date of such offer or sale, including the securities offered in such transaction, to $5,000,000.

   Basis of presentation

   The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis, revenue is recognized when earned and expenses are recorded when the related liability for goods and services is incurred, regardless of the timing of cash flows.

   Use of estimates

   The preparation of financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

   Cash and cash equivalents

   Cash equivalents consist of cash and highly liquid short-term investments with an original term of 90 days when purchased and are recorded at cost, which approximates fair value.

1. **Nature of operations and significant accounting policies (continued)**

   Fair value measurements

   The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy give the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements); followed by quoted market prices inactive markets or similar assets or with observable inputs (Level 2 measurement); and the lowest priority to unobservable inputs (Level 3 measurements). In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs. The Company also considers nonperformance risk in the overall assessment of fair value.

   Investments are measured at fair value utilizing valuation techniques based upon observable and/or unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect market assumptions.

   These inputs are classified into the following hierarchy:

   Level 1

   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

   Level 2

   Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

   - Quoted prices for similar assets or liabilities in active markets
   - Quoted prices for identical or similar assets or liabilities in markets that are not active
   - Observable inputs other than quoted prices that are used in the valuation of the asset or liability (e.g., interest rate and yield curve quotes at commonly quoted intervals)
   - Inputs that are derived principally from or corroborated by observed market data by correlation or other means

   Level 3

   Unobservable inputs for the asset or liability (supported by little or no market activity). Level 3 inputs include management's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

   The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

1. **Nature of operations and significant accounting policies (continued)**

   Promissory notes receivable

   Promissory notes receivable are shown net of discounts. Loan interest is recognized as the discount is amortized using the effective interest method.

   Revenue recognition

   CGB Green Liberty Notes, LLC derives revenue from loan interest derived from recognition of the discount on the small business, municipal, and state energy efficiency loan portfolio of loans. Loan interest is recognized on an accrual basis.

   Concentration of credit risk

   The Company will maintain its cash with various financial institutions. At times, these balances may exceed insurance limits up to $250,000 provided by the Federal Deposit Insurance corporation (FDIC).

   The promissory notes receivable consists of a participation interest in a portfolio of energy efficient loans for projects located in Connecticut.

   Income taxes

   The Company has elected to be treated as a pass-through entity for federal and state income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to its member which is a governmental entity. The Company's federal tax status as a pass-through entity is based on its legal status as a limited liability company. Accordingly, the Company is not required to take any tax positions in order to quality as a pass-through entity. Accordingly, these financials statements do not reflect a provision for income taxes, and the Company has no other tax positions which must be considered for disclosure. The Company is required to file and does file tax returns with the Internal Revenue Service and other taxing authorities.

   The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until the expiration of the related statutes of limitation on those tax returns. In general, the federal and state income tax returns have a three-year statute of limitation.

   Subsequent events evaluation by management

   Management has evaluated subsequent events for disclosure and/or recognition in the financial statement through the date that the financial statement was available to be issued, which date is October 1, 2024.

2. **Promissory notes receivable**

   The Company entered into participation agreements with CEFIA Holdings to purchase a participation interest in CEFIA Holdings' ownership stake of a portfolio of outstanding energy efficiency loans (the SBEA Agreement). This participation interest will provide the Company with revenues on a monthly basis corresponding to repayments received on CEFIA Holdings' interest of the outstanding principal balance of each loan purchased, or to be purchased, in the SBEA Agreement. The participation by the Company is without recourse to CEFIA Holdings.

2. Promissory notes receivable (continued)

The loans are purchased at a discount rate that is established in the purchase agreement. The Company has purchased the loans under 4 separate purchase agreements with discount rate ranging from 6.12% to 7.21%.

Loan interest is accrued based upon the amortization of the discount as the loans are repaid.

In the event of a loan default, the loans are 100% backed by the Connecticut Energy Efficiency Fund (CEEF). As such the company has no impaired loans and has not made any provision for loan loss.

The promissory notes receivable is reported net of the discount balance of $653,500 and $376,793 as of June 30, 2024 and 2023, respectively.

Year Ended June 30	Loan Portfolio	Discount	Balance
2025	$ 1,754,394	$ (195,302)	$ 1,559,092
2026	1,452,562	(178,040)	1,274,522
2027	898,953	(120,718)	778,235
2028	673,431	(92,919)	580,512
2029	377,603	(54,137)	323,466
Thereafter	86,275	(12,384)	73,891
Totals	$ 5,243,218	$ (653,500)	4,589,718
Current portion			(1,559,092)
Long-term portion			$ 3,030,626

3. Green Liberty notes payable

The Company completed crowdfunding raises under Regulation Crowdfunding (REG-CF) for subscriptions to purchase Green Liberty Notes as follows:

Type of Obligation	Issue Date	Maturity Date	Interest Rate	Balance June 30, 2024	Balance June 30, 2023
Crowdfunding 3	8/11/22	8/11/23	2.50%	$ -	$ 250,000
Crowdfunding 4	11/2/22	11/2/23	3.50%	-	250,000
Crowdfunding 5	2/15/23	2/15/24	4.75/5.25%	-	250,000
Crowdfunding 6	5/20/23	5/20/24	4.50/4.75%	-	250,000
Crowdfunding 7	8/9/23	8/9/24	5.00/5.25%	350,000	-
Crowdfunding 8	11/1/23	11/1/24	5.25/5.50%	350,000	-
Crowdfunding 9	2/14/24	2/15/25	5.25/5.50%	350,000	-
Crowdfunding 10	5/20/24	5/20/25	5.25/5.50%	350,000	-
Total				$ 1,400,000	$ 1,000,000

4. **Related party transactions**

   Sponsor note payable

   In accordance with provisions of the loan agreement, the Company entered into a no-recourse loan with the Green Bank, the sponsor, to fund the purchase of the participation interest. The agreement provides for the Company to borrow, in the aggregate, a principal amount not to exceed $10 million. The note will bear interest at 0% and will mature and be repaid in full, together with any other amounts due, on June 30, 2032. The Company is not obligated to make any installment payments on the note, and there are no penalties or premiums for prepayments. The loans are subject to certain non-financial covenants specified in the agreement.

   The Company has borrowed $6,262,678 and $5,766,307 of the line which is the balance outstanding at year end June 30, 2024 and 2023, respectively.

   The Company is a direct wholly owned subsidiary of CEFIA Holdings, LLC (CEFIA Holdings). CEFIA Holdings is wholly owned by the Connecticut Green Bank (the "Green Bank", the "Sponsor").

   The Company purchased $2,680,573 and $2,759,752 of loans receivable from CEFIA Holdings during the years ended June 30, 2024 and 2023, respectively.

5. **Subsequent events**

   The Company completed crowdfunding raises under Regulation Crowdfunding (REG-CF) for subscriptions to purchase Green Liberty Notes as follows:

Type of Obligation	Issue Date	Maturity Date	Interest Rate	Net Proceeds	Balance
Crowdfunding 11	8/8/24	8/8/25	5.25/5.50%	$ 343,750	$ 350,000

   On September 27, 2024, the Company purchased $621,561 for the 21st tranche of SBEA loans under the participation agreement. This tranche includes 142 loans valued at $586,210 purchased at discount rates ranging from 5.58% to 5.68%. Additionally, there were 2 loans valued at $126,882 purchased at discount rates ranging from 5.58% to 5.68% for which the Company received 100% interest. The loans are subject to certain non-financial covenants specified in the agreement.

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